05009520

SEC MAIL PROCESSING SECTION RECEIVED JUL 0 6 2005 WASH, D.C. 183

SUPPL

June 29, 2005

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

dlw 7/7

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8242-3410 or by fax at +86-755-8243-1029, or Mr. Jiang Liu of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Kai Da

(Enclosures)

cc: Jun Yao
(Ping An Insurance (Group) Company of China, Ltd.)

William Y. Chua
Jiang Liu
(Sullivan & Cromwell LLP)

List of Information Made public, Distributed or Filed

1. Reply Slip, dated June 27,2005
2. Proxy Form, dated June 27,2005
3. Circular (Transfer of H shares from existing shareholders to HSBC and notice of the first extraordinary general meeting in 2005), dated June 27, 2005
4. Notices of General Meetings, dated June 27, 2005
5. Results of General Meetings, dated June 23, 2005
6. Announcement, dated June 17, 2005
7. Announcement, dated May 19, 2005

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中國平安保險（集團）股份有限公司股份全部售出或轉讓，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本公司各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並且於作出一切合理查詢後確認，就彼等所知及確信，本通函所表達之意見乃經審慎周詳考慮後始行作出，且本通函並無遺漏任何其他事實，致令本通函之內容有所誤導。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险（集团）股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

（於中華人民共和國註冊成立之股份有限公司）

（股份代號：2318）

執行董事：
馬明哲
孫建一

非執行董事：
黃建平
劉海峰
Henry Cornell
林友鋒
張利華
Anthony Philip Hope
林麗君
樊剛
竇文偉
石聿新
胡愛民
陳洪博

獨立非執行董事：
鮑友德
鄺志強
張永銳
周永健

註冊辦事處及總辦事處地址：
中國
深圳市
八卦三路
平安大廈

香港主要營業地點：
香港
灣仔
告士打道108號
大新金融中心11樓

敬啟者：

現有股東轉讓所持H股予滙豐銀行
及
2005年第一次臨時股東大會通告

現有股東轉讓所持H股予滙豐銀行

根據中國保險監督管理委員會(「**中國保監會**」)頒佈之《保險公司管理規定》，倘持有一家在中華人民共和國(「**中國**」)的保險公司10%或以上股本權益之股東有所變動，該公司須向中國保監會申請批准該項變動。根據《中國保監會行政許可事項實施規程》，該保險公司亦須向中國保監會呈交股東於股東大會上批准該項變動之決議案副本。

中國平安保險(集團)股份有限公司(「**本公司**」)之股東滙豐保險控股有限公司、高盛集團有限公司及摩根士丹利毛里裘斯投資控股有限公司於2005年5月9日知會本公司，滙豐保險控股有限公司已訂立協議，在若干先決條件達成後購入現時由高盛集團有限公司直接投資部及摩根士丹利毛里裘斯投資控股有限公司(為摩根士丹利直接投資部管理的基金所控制的公司)持有之本公司613,929,279股H股。其後，滙豐保險控股有限公司根據該等協議之條款及條件將其於該等協議項下之權利及義務轉讓予香港上海滙豐銀行有限公司(「**滙豐銀行**」)。

高盛集團有限公司及摩根士丹利於1994年6月投資於平安。目前兩者於本公司之權益合共約佔本公司已發行股本10.1%。根據該等協議之條款，滙豐銀行已同意以每股13.2港元(較本公司H股於2005年5月6日在香港聯合交易所有限公司所報之收市價溢價9%)購入本公司已發行股本合共9.91%股權，總代價為81億港元。此項交易的先決條件包括中國保監會的批准及其他中國監管機關所須的批准。

由於滙豐保險控股有限公司(目前持有本公司已發行股本之9.99%)及滙豐銀行(在高盛集團有限公司及摩根士丹利毛里裘斯投資控股有限公司向滙豐銀行出售合共613,929,279股本公司H股後將持有本公司已發行股本之9.91%)均為滙豐控股有限公司之全資附屬公司，滙豐控股有限公司將於該等H股轉讓後擁有本公司已發行股本之19.90%之權益。因此，此次轉讓根據有關中國法律法規須經本公司股東於股東大會及由中國保監會批准。高盛集團有限公司、摩根士丹利毛里裘斯投資控股有限公司及滙豐保險控股有限公司已要求本公司董事會召開臨時股東大會以批准此次轉讓。

於緊接完成轉讓本公司613,929,279股H股予滙豐銀行之前及之後，滙豐保險控股有限公司、滙豐銀行、高盛集團有限公司及摩根士丹利毛里裘斯投資控股有限公司之持股情況如下：

股東名稱	轉讓完成前H股數目	佔已發行H股總數概約百分比 (%)	佔已發行股份總數概約百分比 (%)	轉讓完成後H股數目	佔已發行H股總數概約百分比 (%)	佔已發行股份總數概約百分比 (%)
滙豐保險控股有限公司	618,886,334	24.19	9.99	618,886,334	24.19	9.99
滙豐銀行	0	0	0	613,929,279	23.99	9.91
高盛集團有限公司	338,709,182	13.24	5.46	7,077,876	0.28	0.11
摩根士丹利毛里裘斯投資控股有限公司	289,375,848	11.31	4.67	7,077,875	0.28	0.11
其他H股股東	1,311,672,334	51.26	21.18	1,311,672,334	51.26	21.18
合計	2,558,643,698	100.00	41.30	2,558,643,698	100.00	41.30

轉讓本公司613,929,279股H股予滙豐銀行，將不會對本公司之管理或營運產生任何影響。

2005年第一次臨時股東大會

本公司2005年第一次臨時股東大會(「**臨時股東大會**」)謹訂於2005年8月11日(星期四)上午十時正假座中國深圳市八卦三路平安大廈6樓舉行。大會通告載於本通函第5至6頁。並無任何股東對臨時股東大會提呈之決議案之投票受到限制。

為釐定有權出席臨時股東大會及在會上投票之股東名單，本公司將於2005年7月12日(星期二)至2005年8月11日(星期四)(包括首尾兩天)暫停辦理股份過戶登記手續。凡於2005年8月11日(星期四)名列本公司股東名冊之H股及內資股股東均有權出席是次臨時股東大會及在會上投票。本公司H股股東如欲出席臨時股東大會及在會上投票而尚未登記過戶文件，須於2005年7月11日(星期一)下午四時正或之

前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

隨函附奉臨時股東大會適用之代理人表格，該表格亦已刊登於聯交所網站(www.hkex.com.hk)。無論　閣下擬否出席臨時股東大會，務請　閣下(i)按照隨附之回條上印列之指示將之填妥，並於2005年7月22日(星期五)或之前交回及(ii)按照隨附之代理人委任表格上印列之指示將之填妥，並於臨時股東大會或其任何續會(視情況而定)指定舉行時間24小時前交回。填妥及交回代理人委任表格後，閣下屆時仍可親身出席大會，並於會上投票。

於臨時股東大會上要求按股數投票方式表決之程序

根據本公司之公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。以下人士可要求按股數投票方式表決：(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人。

推薦意見

本公司董事(不包括有利益關係之Anthony Philip Hope先生、Henry Cornell先生及劉海峰先生)相信，作為全球最大銀行及金融服務機構之一，滙豐控股有限公司增持本公司股份乃符合本公司及其股東之整體利益。因此，本公司董事(不包括有利益關係之Anthony Philip Hope先生、Henry Cornell先生及劉海峰先生)建議本公司股東投票贊成臨時股東大會通告所載之有關決議案。鑒於滙豐控股有限公司、高盛集團有限公司及摩根士丹利毛里裘斯投資控股有限公司均為有利益關係之各方，因此，滙豐控股有限公司集團總經理Anthony Philip Hope先生、高盛的董事總經理、美洲及亞洲直接投資部聯席主管Henry Cornell先生以及摩根士丹利的董事總經理及亞洲直接投資部聯席主管劉海峰先生已放棄參與本公司董事會有關該轉讓之商議事宜。

此致

列位股東　台照

承董事會命
中國平安保險(集團)股份有限公司
董事長
馬明哲
謹啟

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

茲通告中國平安保險(集團)股份有限公司謹訂於2005年8月11日(星期四)上午十時正假座中國深圳市八卦三路平安大廈6樓舉行2005年第一次臨時股東大會(「**臨時股東大會**」)，藉以審議及酌情通過下列決議案：

普通決議案

「**動議**：

(a) 待獲得中華人民共和國有關監管部門之必要批准或同意後，批准高盛集團有限公司轉讓中國平安保險(集團)股份有限公司(「**本公司**」)之331,631,306股H股，及摩根士丹利毛里裘斯投資控股有限公司轉讓本公司之282,297,973股H股予香港上海滙豐銀行有限公司。該項轉讓將促使滙豐控股有限公司透過其全資附屬公司香港上海滙豐銀行有限公司及滙豐保險控股有限公司合共持有本公司19.90%已發行股本之權益；及

(b) 授權本公司任何董事在其認為必要、適宜或權宜之情況下代表本公司進行所有其他行動及事宜、訂立一切安排、簽訂所有其他文件及／或採取所有其他步驟，以使高盛集團有限公司及摩根士丹利毛里裘斯投資控股有限公司能轉讓本公司之613,929,279股H股予香港上海滙豐銀行有限公司。」

承董事會命
董事長
馬明哲

中國深圳，2005年6月27日

於本通告日期，本公司執行董事為馬明哲及孫建一，非執行董事為黃建平、劉海峰、Henry Cornell，林友鋒、張利華、Anthony Philip Hope、林麗君、樊剛、竇文偉、石聿新、胡愛民及陳洪博，獨立非執行董事為鮑友德、鄺志強、張永銳及周永健。

附註：

1. 根據本公司之公司章程，除非在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決。(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人，均可要求按股數投票方式表決。

2. 為釐定有權出席臨時股東大會並於會上投票之股東名單，本公司將於2005年7月12日(星期二)至2005年8月11日(星期四)(包括首尾兩天)暫停辦理股份過戶登記手續。凡於2005年8月11日(星期四)名列本公司股東名冊之H股及內資股股東均有權出席臨時股東大會並於會上投票。本公司H股股東如欲出席臨時股東大會並於會上投票而尚未登記過戶文件，須於2005年7月11日(星期一)下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

3. 有權出席臨時股東大會及於會上投票之股東，均可委任一位或多位人士代表其出席及投票。受委任代理人毋需為本公司股東。

4. 股東須以書面形式委任代理人，委任文件須由股東簽署或由其以書面形式授權之代理人簽署。倘股東為法人，委任文件須加蓋法人公章或由其董事或正式授權之代理人簽署。倘代理人委任表格由股東之代理人簽署，則授權該代理人簽署代理人委任表格之授權書或其他授權文件必須經過公證。

5. 內資股持有人最遲須於臨時股東大會或其任何續會(視乎情況而定)指定舉行時間24小時前將代理人委任表格連同授權書或其他授權文件(如有)送達本公司董事會秘書處，方為有效。H股持有人必須將上述文件於同一期限內送達本公司之H股股份過戶登記處，方為有效。填妥及交回代理人委任表格後，股東屆時仍可親身出席臨時股東大會，並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

6. 擬親身或委任代理人出席臨時股東大會之股東應於2005年7月22日(星期五)或該日之前，將回條以專人送遞、郵寄或傳真方式遞交予本公司於中國或香港之主要營業地點。本公司在中國之主要營業地點位於中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029)。聯繫人為江寧(電話：(86 755) 8226 2888內線3210)及笪愷(電話：(86 755) 8226 2888內線3388)。本公司在香港之主要營業地點位於香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883，傳真：(852) 2802 0018)。

7. 臨時股東大會預料需時半日。股東(親身或其委任代理人)出席臨時股東大會之交通和食宿費用自理。股東或其代理人出席臨時股東大會時須出示身份證明文件。

8. 本公司股東滙豐保險控股有限公司、高盛集團有限公司及摩根士丹利毛里裘斯投資控股有限公司於2005年5月9日知會本公司，滙豐保險控股有限公司已訂立協議，在若干先決條件達成後購入現時由高盛集團有限公司直接投資部及摩根士丹利毛里裘斯投資控股有限公司(為摩根士丹利直接投資部管理的基金所控制的公司)持有之本公司613,929,279股H股。其後，滙豐保險控股有限公司根據該等協議之條款及條件將其於該等協議項下之權利及義務轉讓予香港上海滙豐銀行有限公司。

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined on a show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy representing more than 10% of all shares carrying the voting rights at the meeting.

2. In order to determine the list of shareholders who are entitled to attend and vote at the EGM, the registers of members will be closed from Tuesday, 12 July 2005 to Thursday, 11 August 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, 11 August 2005 are entitled to attend and vote at the EGM. In order to attend and vote at the EGM, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Monday, 11 July 2005. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

3. A shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the EGM if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, 22 July 2005 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are JIANG Ning (江寧) (Tel: (86 755) 8226 2888 ext. 3210) and DA Kai (笪愷) (Tel: (86 755) 8226 2888 ext. 3388). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The EGM is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the EGM are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the EGM shall produce their identity documents.

8. The Company was informed on 9 May 2005 by its shareholders, HSBC Insurance Holdings Limited, The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, that HSBC Insurance Holdings Limited had entered into agreements to acquire, subject to certain conditions precedent, 613,929,279 H shares of the Company currently held by the private equity arm of The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, an entity controlled by funds managed by the private equity arm of Morgan Stanley. Subsequently, HSBC Insurance Holdings Limited has assigned its rights and obligation under the agreements to The Hongkong and Shanghai Banking Corporation Limited in accordance with the terms and conditions of such agreements.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. in 2005 (the "**EGM**") will be held at 10:00 a.m. on Thursday, 11 August 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) conditional upon necessary approval(s) or consent(s) being granted by the relevant regulatory authorities in the People's Republic of China, the transfer of 331,631,306 H shares of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") from The Goldman Sachs Group, Inc. and 282,297,973 H shares of the Company from MSCP/PA Holding Limited to The Hongkong and Shanghai Banking Corporation Limited, which will result in HSBC Holdings plc becoming interested in an aggregate of 19.90% of the issued share capital of the Company through The Hongkong and Shanghai Banking Corporation Limited and HSBC Insurance Holdings Limited, its wholly owned subsidiaries, be and is hereby approved; and

(b) any director of the Company be and is hereby authorized to do such other acts and things, enter into all arrangements, execute such other documents and/or take all such steps on behalf of the Company, which in their opinion may be necessary, desirable or expedient for the transfer of a total of 613,929,279 H shares of the Company from The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited to The Hongkong and Shanghai Banking Corporation Limited."

By order of the Board
Ma Mingzhe
Chairman

Shenzhen, PRC, 27 June 2005

As at the date of this notice, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng, David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

A form of proxy for use at the EGM is enclosed and is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not you intend to attend the EGM, you are requested to complete and return (i) the enclosed reply slip in accordance with the instructions printed thereon not later than Friday, 22 July 2005; and (ii) the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person if you so wish.

PROCEDURE FOR DEMANDING A POLL AT THE EXTRAORDINARY GENERAL MEETING

According to the Articles of Association of the Company, a resolution will be determined on a show of hands unless before or after any vote on a show of hands, a poll is demanded. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) by one or more shareholders present in person or by proxy representing more than 10% of all Shares carrying the voting rights at the meeting.

RECOMMENDATION

The directors of the Company (excluding the interested directors, Mr. Anthony Philip Hope, Mr. Henry Cornell and Mr. Liu Haifeng, David) believe that the increase of the shareholding of HSBC Holdings plc (being one of the largest banking and financial services organisations in the world) in the Company is in the interests of the Company and its shareholders as a whole. Accordingly, the directors of the Company (excluding the interested directors, Mr. Anthony Philip Hope, Mr. Henry Cornell and Mr. Liu Haifeng, David) recommend that shareholders of the Company should vote in favour of the relevant resolution set out in the notice of the EGM. Mr. Anthony Philip Hope, a Group General Manager of HSBC Holdings plc, Mr. Henry Cornell, Managing Director and Co-head of Goldman Sachs' Principal Investment Area for the Americas & Asia, and Mr. Liu Haifeng, David, Managing Director and Co-head of Morgan Stanley Private Equity Asia, have abstained from the deliberations of the board of the Company in respect of this matter in view of the fact that HSBC Holdings plc, The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited are interested parties.

By Order of the Board
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman

The shareholdings of HSBC Insurance Holdings Limited, HSBC, The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited in the Company immediately before and after the completion of the transfer of 613,929,279 H shares of the Company to HSBC are as follows:

Name of shareholder	No. of H shares before completion of the transfer	Approximate percentage of total number of H shares in issue (%)	Approximate percentage of total shares in issue (%)	No. of H shares after completion of the transfer	Approximate percentage of total number of H shares in issue (%)	Approximate percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	618,886,334	24.19	9.99	618,886,334	24.19	9.99
HSBC	0	0	0	613,929,279	23.99	9.91
The Goldman Sachs Group, Inc.	338,709,182	13.24	5.46	7,077,876	0.28	0.11
MSCP/PA Holding Limited	289,375,848	11.31	4.67	7,077,875	0.28	0.11
Other shareholders of H shares	1,311,672,334	51.26	21.18	1,311,672,334	51.26	21.18
Total	2,558,643,698	100.00	41.30	2,558,643,698	100.00	41.30

After the completion of the transfer of 613,929,279 H shares of the Company to HSBC, there will not be any impact on the management or operation of the Company as a result of such transfer.

THE FIRST EXTRAORDINARY GENERAL MEETING IN 2005

A notice convening the first extraordinary general meeting of the Company in 2005 (the "**EGM**") to be held at 10:00 a.m. on Thursday, 11 August 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC is set out on pages 5 to 6 of this circular. There are no restrictions on any shareholder of the Company casting votes on the proposed resolution at the EGM.

In order to determine the list of shareholders who are entitled to attend and vote at the EGM, the registers of members will be closed from Tuesday, 12 July 2005 to Thursday, 11 August 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, 11 August 2005 are entitled to attend and vote at the EGM. In order to attend and vote at the EGM, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Monday, 11 July 2005. The address of the transfer

TRANSFER OF H SHARES FROM EXISTING SHAREHOLDERS TO HSBC

According to the Administrative Regulations for Insurance Companies (《保險公司管理規定》) issued by China Insurance Regulatory Commission ("**CIRC**"), if there is a change of shareholder of an insurance company in the People's Republic of China ("**PRC**") which holds 10% or more of the equity interest of the company, the company is required to apply to CIRC for permission of such a change. According to the Implementation Guidance on Administrative Approval of China Insurance Regulatory Commission (《中國保監會行政許可事項實施規程》), the insurance company is also required to submit to CIRC a copy of the resolution of shareholders at general meeting approving such a change.

Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") was informed on 9 May 2005 by its shareholders, HSBC Insurance Holdings Limited, The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, that HSBC Insurance Holdings Limited had entered into agreements to acquire, subject to certain conditions precedent, 613,929,279 H shares of the Company currently held by the private equity arm of The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, an entity controlled by funds managed by the private equity arm of Morgan Stanley. Subsequently, HSBC Insurance Holdings Limited has assigned its rights and obligation under the agreements to The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") in accordance with the terms and conditions of such agreements.

The Goldman Sachs Group, Inc. and Morgan Stanley invested in Ping An in June 1994. Their combined interest in the Company is currently equal to approximately 10.1% of the Company's issued share capital. Under the terms of the agreements, HSBC has agreed to acquire a combined stake of 9.91% of the Company's issued share capital for HK$13.2 per share, a 9% premium to the closing price of H shares of the Company on The Stock Exchange of Hong Kong Limited on 6 May 2005, representing a total consideration of HK$8.1 billion. The transaction is subject to conditions including approval from CIRC and other approvals as required by regulators in the People's Republic of China.

As HSBC Insurance Holdings Limited (which currently holds 9.99% of the issued share capital of the Company) and HSBC (which will hold 9.91% of the issued share capital of the Company after the sale of a total of 613,929,279 H shares of the Company from The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited to HSBC) are wholly owned subsidiaries of HSBC Holdings plc, HSBC Holdings plc will become interested in 19.90% of the issued share capital of the Company after the transfer of those H shares. The transfer must, therefore, be required to be approved by the shareholders of the Company at general meeting and CIRC pursuant to the relevant PRC laws and regulations. The Goldman Sachs Group, Inc., MSCP/PA Holding Limited and HSBC Insurance Holdings Limited have requisitioned the board of directors of the Company to convene the extraordinary general meeting to approve such transfer.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The directors of the Company collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi

Non-executive Directors:
Huang Jianping
Liu Haifeng, David
Henry Cornell
Lin Yu Fen
Cheung Lee Wah
Anthony Philip Hope
Lin Lijun
Fan Gang
Dou Wenwei
Shi Yuxin
Hu Aimin
Chen Hongbo

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin, Anthony

Registered office and head office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen
PRC

Principal place of business in Hong Kong:
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

27 June 2005

To the Shareholders

Dear Sir or Madam,

TRANSFER OF H SHARES FROM EXISTING SHAREHOLDERS TO HSBC AND NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2005

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2005

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of Ping An Insurance (Group) Company of China, Ltd. in 2005 (the "EGM") will be held at 10:00 a.m. on Thursday, 11 August 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) conditional upon necessary approval(s) or consent(s) being granted by the relevant regulatory authorities in the People's Republic of China, the transfer of 331,631,306 H shares of Ping An Insurance (Group) Company of China, Ltd. (the "Company") from The Goldman Sachs Group, Inc. and 282,297,973 H shares of the Company from MSCP/PA Holding Limited to The Hongkong and Shanghai Banking Corporation Limited, which will result in HSBC Holdings plc becoming interested in an aggregate of 19.90% of the issued share capital of the Company through The Hongkong and Shanghai Banking Corporation Limited and HSBC Insurance Holdings Limited, its wholly owned subsidiaries, be and is hereby approved; and

(b) any director of the Company be and is hereby authorized to do such other acts and things, enter into all arrangements, execute such other documents and/or take all such steps on behalf of the Company, which in their opinion may be necessary, desirable or expedient for the transfer of a total of 613,929,279 H shares of the Company from The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited to The Hongkong and Shanghai Banking Corporation Limited."

By order of the Board
Ma Mingzhe
Chairman

Shenzhen, PRC, 27 June 2005

As at the date of this notice, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng, David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

Notes:

1. According to the Articles of Association of the Company, the resolutions will be determined on a show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy representing more than 10% of all shares carrying the voting rights at the meeting.

2. In order to determine the list of shareholders who are entitled to attend and vote at the EGM, the registers of members will be closed from Tuesday, 12 July 2005 to Thursday, 11 August 2005, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company's H shares and domestic shares whose names appear on the registers of members on Thursday, 11 August 2005 are entitled to attend and vote at the EGM. In order to attend and vote at the EGM, holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:00 p.m. on Monday, 11 July 2005. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

3. A shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

4. The instrument appointing a proxy must be in writing under the hand of a shareholder or his attorney duly authorized in writing. If the shareholder is a corporation, that instrument must be either under its common seal or under the hand of its director(s) or duly authorized attorney(s). If that instrument is signed by an attorney of the shareholder, the power of attorney authorizing that attorney to sign or other authorization document must be notarized.

5. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the EGM if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

6. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Friday, 22 July 2005 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are JIANG Ning (Tel: (86 755) 8226 2888 ext. 3210) and DA Kai (Tel: (86 755) 8226 2888 ext. 3388). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. The EGM is expected to be concluded within half a day. Shareholders (in person or by proxy) attending the EGM are responsible for their own transportation and accommodation expenses. Shareholders or their proxies attending the EGM shall produce their identity documents.

8. The Company was informed on 9 May 2005 by its shareholders, HSBC Insurance Holdings Limited, The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, that HSBC Insurance Holdings Limited had entered into agreements to acquire, subject to certain conditions precedent, 613,929,279 H shares of the Company currently held by the private equity arm of The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited, an entity controlled by funds managed by the private equity arm of Morgan Stanley. Subsequently, HSBC Insurance Holdings Limited has assigned its rights and obligation under the agreements to The Hongkong and Shanghai Banking Corporation Limited in accordance with the terms and conditions of such agreements.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

VOTING RESULTS OF 2005 ANNUAL GENERAL MEETING HELD ON JUNE 23, 2005

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") is pleased to announce that the annual general meeting of the Company in 2005 (the "AGM") was held at 10:00 a.m. on Thursday, June 23, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. The number of issued shares of the Company as at the date of the AGM was 6,195,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 4,890,077,492 shares, representing 78.9352% of the total voting shares of the Company were present at the AGM. The holding of the AGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The AGM was chaired by Mr. Ma Mingzhe, chairman of the board and chief executive officer of the Company.

The poll results in respect of the proposed resolutions at the AGM are as follows:

	Ordinary Resolutions	**Total number of votes**	
		For	**Against**
1	To consider and approve the report of the board of directors of the Company (the "Board of Directors") for the year ended December 31, 2004.	4,890,077,492 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2	To consider and approve the report of the supervisory committee of the Company for the year ended December 31, 2004.	4,890,077,492 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3	To consider and approve the report of the auditors and audited financial statements of the Company for the year ended December 31, 2004.	4,887,510,492 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

4	To consider and approve the profit distribution plan and the recommendation for dividend for the year ended December 31, 2004.	4,890,077,492 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5	To consider and approve the re-appointment of Ernst & Young Hua Ming as the PRC auditors and Ernst & Young as the international auditors of the Company to hold office until the conclusion of the next annual general meeting and to authorize the Board of Directors to fix their remuneration.	4,890,071,992 (99.9999%)	5,500 (0.0001%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6	To consider and approve the appointment of Mr. Chen Hongbo (陳洪博) as a non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.	4,886,958,392 (100.0000%)	1,000 (0.0000%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7	To consider and approve the appointment of Mr. Chow Wing Kin, Anthony (周永健) as an independent non-executive director of the Company to hold office with immediate effect until the expiry of the term of the current Board of Directors.	4,887,510,492 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8	To consider and approve the increase of the annual independent non-executive directors' fees from RMB60,000 to RMB150,000 for each domestic independent non-executive director of the Company and from RMB200,000 to RMB300,000 for each foreign independent non-executive director of the Company.	4,887,252,492 (99.9422%)	2,825,000 (0.0578%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
9	To consider and approve the increase of the annual independent supervisors' fees from RMB40,000 to RMB60,000 for each independent supervisor of the Company and from RMB200,000 to RMB250,000 for the independent supervisor of the Company who also holds the office of the chairman of the supervisory committee of the Company.	4,888,856,492 (99.9750%)	1,221,000 (0.0250%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

10	To consider and approve the adjustment to the investment limits of the Board of Directors.	4,862,382,939 (100.0000%)	1,000 (0.0000%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
	Special Resolutions	**Total number of votes**	
		For	**Against**
11	To give a general mandate to the Board of Directors to issue, allot and deal with additional domestic shares not exceeding 20% of the domestic shares of the Company in issue and additional H Shares not exceeding 20% of the H Shares of the Company in issue and authorize the Board of Directors to make corresponding amendments to the Articles of Association as it thinks fit so as to reflect the new capital structure upon the allotment or issuance of shares.	4,638,220,485 (95.3395%)	226,730,454 (4.6605%)
	As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
12	To consider and approve the amendments to the Articles of Association of the Company.	4,862,383,939 (100.0000%)	0 (0.0000%)
	As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

Poll voting was demanded by the chairman of the AGM and Computershare Hong Kong Investor Services Limited, the Company's H share registrar, was appointed by the Company as the scrutineer for the vote-taking at the AGM.

APPOINTMENT OF DIRECTORS

The Company is pleased to announce that Mr. Chen Hongbo was appointed as a non-executive director and Mr. Chow Wing Kin, Anthony was appointed as an independent non-executive director of the Company at the AGM.

Mr. Chen Hongbo, aged 53, is the chairman and the Secretary of the Party Committee of Shenzhen Investment Holdings Co., Ltd. since September 2004. Mr. Chen was the deputy director of Shenzhen State-owned Assets Supervision and Administration Commission from June 2004 to September 2004 and the assistant director, the deputy general director of the Economic System Reform Office of Shenzhen Municipal Government from December 1992 to June 2004. Mr. Chen graduated from Huazhong Normal University with a master degree in political economy. The Company appointed Mr. Chen as a non-executive Director at the AGM to hold the office until the expiry of the term of the current Board. He is also appointed as Vice-Chairman of the Board. Mr. Chen does not have any relationship with the other Directors, senior management or substantial or controlling shareholders of the Company and does not hold any other position within the Company or the Group. As at the date of this announcement, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chow Wing Kin, Anthony, SBS, JP, aged 54, has been practicing as a solicitor in Hong Kong for the past 24 years and is a partner in the law firm, Peter C. Wong, Chow & Chow. Mr. Chow is the Vice Chairman of Estate Agents Authority. He is a Member of the Law Reform Commission of Hong Kong and is also a Council Member of the Hong Kong Institute of Education. He was appointed as a Member of National Committee of the Chinese People's Political Consultative Conference in January 2003 and also presently serves as a Steward of the Hong Kong Jockey Club. Mr. Chow is a non-executive director of Kingmaker Footwear Holdings Limited and an independent non-executive director of Fountain Set Holdings Limited, which are listed companies in Hong Kong. The Company appointed Mr. Chow as an independent non-executive Director at the AGM to hold the office until the expiry of the term of the current Board. The amount of the director's fee of RMB300,000 to Mr. Chow is determined by the Board with reference to the prevailing market situation, his duties and responsibilities with the Company. Mr. Chow does not have any relationship with the other Directors, senior management or substantial or controlling shareholders of the Company and does not hold any other position within the Company or the Group. As at the date of this announcement, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

PAYMENT OF THE FINAL DIVIDEND

The Board wishes to inform shareholders details of the payment of the final dividend as follows:

The Company will pay a final dividend of RMB0.14 per share (equivalent to HK$0.1315 per share) (inclusive of applicable tax) for the year ended December 31, 2004. The payment shall be made to shareholders whose names appeared on the register of members of the Company on June 23, 2005. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB1.06448 equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent and relevant cheques will be dispatched on or before June 30, 2005 to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

As of the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, June 23, 2005

"Please also refer to the published version of this announcement in the South China Morning Post"

File No. 82-34809

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 31 May 2005 were RMB 24,362.55million and RMB 5,079.04 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 17 June 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

File No. 82-34809

中国平安
平安·保险 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 30 April 2005 were RMB 19,246.63 million and RMB 4,146.06 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 May 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope,Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

將於2005年8月11日舉行之2005年第一次臨時股東大會適用之代表委任表格

本人／吾等(附註1)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿；

為中國平安保險（集團）股份有限公司（「本公司」）股本中每股面值人民幣1.00元之內資股／H股＿＿＿＿＿＿＿＿股(附註2)之登記持有人，**茲委任大會主席**(附註3)或＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿；

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

為本人／吾等之代表，代表本人／吾等出席本公司將於2005年8月11日（星期四）上午十時正假座中國深圳市八卦三路平安大廈6樓舉行之2005年第一次臨時股東大會（「大會」）（及其任何續會），以審議並酌情通過召開大會通告所載之決議案，並於大會（及其任何續會）上代表本人／吾等及以本人／吾等之名義依照下列指示(附註4)就決議案投票。

普通決議案	贊成(附註4)	反對(附註4)
審議及批准高盛集團有限公司及摩根士丹利毛里裘斯投資控股有限公司轉讓其持有之本公司H股合共613,929,279股予香港上海滙豐銀行有限公司；及授權本公司任何董事進行其認為就此項轉讓而言屬必要、適宜或權宜之其他行動及事宜。		

日期：2005年＿＿＿＿＿＿月＿＿＿＿＿＿日　　　　簽署：(附註5)＿＿＿＿＿＿＿＿＿＿＿＿

1. 請用**正楷**填上全名及地址。

2. 請填上以　閣下名義登記與本代表委任表格有關之股份數目，倘未有填上數目，則本代表委任表格將被視為與所有登記於　閣下名下之股份有關。請刪去不適用之股份類別（內資股或H股）。

3. 閣下如欲委任大會主席以外之其他人士為代表，請將「**大會主席或**」之字樣刪去，並在空欄內填上所擬委派代表之姓名及地址。凡有權出席大會並於會上投票之本公司股東均有權委任一位或以上人士代其出席及投票。受委任代表毋須為本公司股東。**本表格上之每項更改，均須由簽署人簡簽示可。**

4. **注意：　閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號，　閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。**如未有任何指示，則　閣下之代表有權自行酌情投票或放棄投票。受委任代表亦可就大會通告所載以外而正式於大會上提呈之任何決議案自行酌情投票。

5. 代表委任文件須由　閣下或其正式書面授權之代表親自簽署，或倘委任人為法人單位，則須蓋上公司印鑑或經由公司董事或其他獲正式授權之人士簽署。倘代表委任表格由股東之代表簽署，授權代表簽署之授權文件或其他授權書必須經公證人證明。

6. 倘屬任何股份之聯名持有人，任何一位該等聯名持有人均可就有關股份親身或委派代表於大會上投票，猶如彼為唯一有權投票者。然而，倘有一位以上聯名持有人親身或委派代表出席大會，則就任何決議案投票時，本公司將接納在股東名冊內排名首位之聯名股東之投票（不論親身或委派代表），而其他聯名股東再無投票權。

7. 代表委任表格及已簽署之授權書或其他授權文件（如有），最遲須於大會或任何續會（視情況而定）指定舉行時間24小時前交回本公司董事會秘書處（就內資股持有人而言）及本公司之H股股份過戶登記處（就H股持有人而言），方為有效。填妥及交回代表委任表格後，股東仍可出席大會並於會上投票。本公司之H股股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

8. 股東或其代表出席大會時須出示其身份證明文件。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the First Extraordinary General Meeting in 2005 to be held on 11 August 2005

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ____________________ domestic shares/H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** *(Note 3)* or ______________________________

of ____

as my/our proxy to attend and act for me/us at the first extraordinary general meeting of the Company in 2005 to be held at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC at 10:00 a.m. on Thursday, 11 August 2005 (the "Meeting") (and any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below *(Note 4)*.

ORDINARY RESOLUTION	For *(Note 4)*	Against *(Note 4)*
To consider and approve the transfer of a total of 613,929,279 H shares of the Company from The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited to The Hongkong and Shanghai Banking Corporation Limited; and to authorize any director of the Company to do such other acts and things, which in their opinion may be necessary, desirable or expedient for the transfer .		

Date: ____________________ 2005 Signature(s) *(Note 5)*: ____________________

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (domestic shares or H shares) to which the proxy does not relate.
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.
6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).
7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the Secretariat of the Board of Directors of the Company for holders of domestic shares and at the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

2005年第一次臨時股東大會回執

致：中國平安保險(集團)股份有限公司(「貴公司」)

本人／吾等[註1] ____；

地址為 ____；

為 貴公司股本中每股面值人民幣1.00元之內資股／H股 ______________ 股[註2]之登記持有人，茲通告 貴公司，本人／吾等擬出席或委派代表以本人／吾等名義出席 貴公司於2005年8月11日(星期四)上午十時正假座中國深圳市八卦三路平安大廈6樓舉行之2005年第一次臨時股東大會。

日期：2005年 __________ 月 __________ 日　　　　簽署：______________

附註：

1、 請用**正楷**填上登記在股東名冊之股東全名及地址。

2、 請將以 閣下名義登記之股份數目填上，並請刪去不適用之股份類別(內資股或H股)。

3、 請將此回執在填妥及簽署後於2005年7月22日(星期五)或之前以專人遞送、郵遞或傳真方式送達本公司於中國或香港之主要營業地點。本公司於中國之主要營業地點為中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888；傳真：(86 755) 8243 1029)。本公司於香港之主要營業地點為香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883；傳真：(852) 2802 0018)。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for the First Extraordinary General Meeting in 2005

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ____________________ domestic shares/H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the first extraordinary general meeting of the Company in 2005 to be held at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC at 10:00 a.m. on Thursday, 11 August 2005 or to appoint proxy to attend on my/our behalf.

Date: ____________________ 2005   Signature(s): ____________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (domestic shares or H shares).

3. The completed and signed reply slip should be delivered to the Company's principal place of business in the PRC or Hong Kong on or before Friday, 22 July 2005 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).